Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2006		2007		2008		2009		2010
Earnings:
Income from Continuing Operations before Provision for Income Taxes	$252,570		$243,705		$240,107		$349,243		$336,489
Add: Fixed Charges	254,231		294,608		313,657		296,047		287,026
	$506,801		$538,313		$553,764		$645,290		$623,515

Fixed Charges:
Interest Expense, Net	$186,442		$215,719		$222,448		$214,640		$206,510
Interest Portion of Rent Expense	67,789		78,889		91,209		81,407		80,516
	$254,231		$294,608		$313,657		$296,047		$287,026
Ratio of Earnings to Fixed Charges	2.0	x	1.8	x	1.8	x	2.2	x	2.2	x